Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALIGOS THERAPEUTICS, INC.

Aligos Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies as follows:

ONE: The name of this corporation is Aligos Therapeutics, Inc., the Corporation was originally incorporated under the name Aligos, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 5, 2018. The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 19, 2020.

TWO: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation herein was duly adopted by this Corporation’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware. The Corporation’s Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that such amendment be considered by the stockholders of the Corporation. An annual meeting of stockholders was duly called upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware and held on June 27, 2024, at which meeting the necessary number of shares were voted in favor of such amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment. The proposed amendment is set forth as follows:

Section 1 of Article IV of Exhibit A to the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by inserting the following immediately after the second paragraph of Section 1 of Article IV:

Effective at 12:01 a.m., Eastern Time, on August 19, 2024 (the “Reverse Stock Split Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each twenty-five (25) shares of the Corporation’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Reverse Stock Split Effective Time (the “Old Shares”) shall automatically be combined into one validly issued, fully paid and non-assessable share of common stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below, with a corresponding reduction in the number of authorized shares of the Corporation’s common stock by a corresponding ratio (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive, in lieu of such fractional share, an amount in cash equal to the product of (1) the closing sale price per share of the common stock as reported by The Nasdaq Capital Market on the last trading day preceding the Reverse Stock Split Effective Time by (2) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional share interests.

THREE: This Certificate of Amendment shall become effective immediately upon its filing with and acceptance by the Secretary of State of the State of Delaware.

FOUR: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

(Signature Page Follows)

IN WITNESS WHEREOF, Aligos Therapeutics, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this 14th day of August, 2024.

ALIGOS THERAPEUTICS, INC.

/s/ Lawrence M. Blatt
Lawrence M. Blatt, Ph.D.
President and Chief Executive Officer